Exhibit 99 to Form 5
                               CNE Group, Inc. on
                           Behalf of Grace C. Lindblom

Note 1: The reported securities are included within 5 CNE units purchased on May 9, 2003 for $50,000 per Unit. Each unit consists of one 10% Subordinated Note due April 22, 2004 in the face amount of $50,000 and warrants to purchase 208,290 shares of Common Stock, par value $0.0001 per share.